================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                _________________

                                  SCHEDULE 13D

                                 (Rule 13d-101)
           Information to be included in statements filed pursuant to
             Rule 13d-1(a) and amendments thereto filed pursuant to
                                  Rule 13d-2(a)





                         Claxson Interactive Group Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                Class A Common Shares, par value $0.01 per share
                 Class H Common Share, par value $1.00 per share
                   Preferred Shares, par value $1.00 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    G21912103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                           L. Kevin O'Mara, Jr., Esq.
                       Clifford Chance Rogers & Wells LLP
                                 200 Park Avenue
                          New York, New York 10166-0153
                                 (212) 878-8000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 21, 2001

     (Date of Event Which Requires Filing of this Statement) If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: |_|

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

================================================================================

-------------------------------                    -----------------------------
CUSIP No. G21912103                    13D                       Page 2


-------------------------------                    -----------------------------


--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

              Mr. Thomas O. Hicks
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                     (a) [ ]
                                                                     (b) [X]
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
3         SEC USE ONLY
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS
              N/A
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                         [ ]
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------- ----------------------------------------------------------------------
------------------------------------ ------- -----------------------------------
                                     7       SOLE VOTING POWER
                 NUMBER OF
                  SHARES                     808 Class A Common Shares
               BENEFICIALLY
                 OWNED BY
                   EACH
                 REPORTING
                  PERSON             ------- -----------------------------------
                   WITH              ------- -----------------------------------
                                     8       SHARED VOTING POWER

                                             6,491,697 Class A Common Shares
                                             1 Class H Common Share
                                             6,600,000 Preferred Shares
                                     ------- -----------------------------------
                                     ------- -----------------------------------
                                     9       SOLE DISPOSITIVE POWER

                                             808 Class A Common Shares
                                     ------- -----------------------------------
                                     ------- -----------------------------------
                                     10      SHARED DISPOSITIVE POWER

                                             6,491,697 Class A Common Shares
                                             1 Class H Common Share
                                             6,600,000 Preferred Shares
------------------------------------ ------- -----------------------------------
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          (1)  6,492,505 Class A Common Shares
          (2)  6,600,000 Preferred Shares
          (3) 1 Class H Common Share
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                         [ ]
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          (1)  35.0%
          (2)  44.0%
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          IN
--------- ----------------------------------------------------------------------

*    The reporting person expressly disclaims (i) the existence of any group and
     (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person. See Item 5.

-------------------------------                    -----------------------------
                                       13D                       Page 3
CUSIP No. G21912103

-------------------------------                    -----------------------------


--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

              Mr. Charles W. Tate
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                     (a) [ ]
                                                                     (b) [X]
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
3         SEC USE ONLY
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS
              N/A
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                         [ ]
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------- ----------------------------------------------------------------------
------------------------------------ ------- -----------------------------------
                                     7       SOLE VOTING POWER
                 NUMBER OF
                  SHARES                     509 Class A Common Shares
               BENEFICIALLY
                 OWNED BY
                   EACH
                 REPORTING
                  PERSON             ------- -----------------------------------
                   WITH              ------- -----------------------------------
                                     8       SHARED VOTING POWER

                                             6,491,697 Class A Common Shares
                                             1 Class H Common Share
                                             6,600,000 Preferred Shares
                                     ------- -----------------------------------
                                     ------- -----------------------------------
                                     9       SOLE DISPOSITIVE POWER

                                             509 Class A Common Shares
                                     ------- -----------------------------------
                                     ------- -----------------------------------
                                     10      SHARED DISPOSITIVE POWER

                                             6,491,697 Class A Common Shares
                                             1 Class H Common Share
                                             6,600,000 Preferred Shares
------------------------------------ ------- -----------------------------------
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          (1)  6,492,206 Class A Common Shares
          (2)  6,600,000 Preferred Shares
          (3) 1 Class H Common Share
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                         [ ]
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          (1)  35.0%
          (2)  44.0%
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          IN
--------- ----------------------------------------------------------------------

*    The reporting person expressly disclaims (i) the existence of any group and
     (ii) beneficial  ownership with respect to any shares other than the shares
     owned  of  record  by  such  reporting   person.   See  Item  5.

-------------------------------                    -----------------------------
CUSIP No. G21912103                    13D                       Page 4


-------------------------------                    -----------------------------

--------- ----------------------------------------------------------------------

1 NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

              Mr. Eric C. Neuman
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                     (a) [ ]
                                                                     (b) [X]
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
3         SEC USE ONLY
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS
              N/A
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                         [ ]
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------- ----------------------------------------------------------------------
------------------------------------ ------- -----------------------------------
                                     7       SOLE VOTING POWER
                 NUMBER OF
                  SHARES                     15,032 Class A Common Shares
               BENEFICIALLY
                 OWNED BY
                   EACH
                 REPORTING
                  PERSON             ------- -----------------------------------
                   WITH              ------- -----------------------------------
                                     8       SHARED VOTING POWER

                                             6,491,697 Class A Common Shares
                                             1 Class H Common Share
                                             6,600,000 Preferred Shares
                                     ------- -----------------------------------
                                     ------- -----------------------------------
                                     9       SOLE DISPOSITIVE POWER

                                             15,032 Class A Common Shares
                                     ------- -----------------------------------
                                     ------- -----------------------------------
                                     10      SHARED DISPOSITIVE POWER

                                             6,491,697 Class A Common Shares
                                             1 Class H Common Share
                                             6,600,000 Preferred Shares
------------------------------------ ------- -----------------------------------
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          (1)  6,506,729 Class A Common Shares
          (2)  6,600,000 Preferred Shares
          (3) 1 Class H Common Share
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                         [ ]
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          (1)  35.1%
          (2)  44.0%
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          IN
--------- ----------------------------------------------------------------------

*    The reporting person expressly disclaims (i) the existence of any group and
     (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person. See Item 5.

-------------------------------                    -----------------------------
CUSIP No. G21912103                    13D                       Page 5


-------------------------------                    -----------------------------

--------- ----------------------------------------------------------------------
1 NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

              Hicks, Muse, Tate & Furst Latin America Fund, L.P.
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                     (a) [ ]
                                                                     (b) [X]
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
3         SEC USE ONLY
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS
              N/A
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                         [ ]
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------- ----------------------------------------------------------------------
------------------------------------ ------- -----------------------------------
                                     7       SOLE VOTING POWER
                 NUMBER OF
                  SHARES                     0
               BENEFICIALLY
                 OWNED BY
                   EACH
                 REPORTING
                  PERSON             ------- -----------------------------------
                   WITH              ------- -----------------------------------
                                     8       SHARED VOTING POWER

                                             5,319,131 Class A Common Shares
                                             1 Class H Common Share
                                             5,407,872 Preferred Shares
                                     ------- -----------------------------------
                                     ------- -----------------------------------
                                     9       SOLE DISPOSITIVE POWER

                                             0
                                     ------- -----------------------------------
                                     ------- -----------------------------------
                                     10      SHARED DISPOSITIVE POWER

                                             5,319,131 Class A Common Shares
                                             1 Class H Common Share
                                             5,407,872 Preferred Shares
------------------------------------ ------- -----------------------------------
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          (1)  5,319,131 Class A Common Shares
          (2)  5,407,872 Preferred Shares
          (3) 1 Class H Common Share
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                         [ ]
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          (1)  28.7%
          (2)  36.0%
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
--------- ----------------------------------------------------------------------

*    The reporting person expressly disclaims (i) the existence of any group and
     (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person. See Item 5.

-------------------------------                    -----------------------------
CUSIP No. G21912103                    13D                       Page 6


-------------------------------                    -----------------------------

--------- ----------------------------------------------------------------------
1 NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

              Hicks, Muse, Tate & Furst Latin America Private Fund, L.P.
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                     (a) [ ]
                                                                     (b) [X]
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
3         SEC USE ONLY
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS
              N/A
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                         [ ]
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------- ----------------------------------------------------------------------
------------------------------------ ------- -----------------------------------
                                     7       SOLE VOTING POWER
                 NUMBER OF
                  SHARES                     0
               BENEFICIALLY
                 OWNED BY
                   EACH
                 REPORTING
                  PERSON             ------- -----------------------------------
                   WITH              ------- -----------------------------------
                                     8       SHARED VOTING POWER

                                             5965,721 Class A Common Shares
                                             981,832 Preferred Shares
                                     ------- -----------------------------------
                                     ------- -----------------------------------
                                     9       SOLE DISPOSITIVE POWER

                                             0
                                     ------- -----------------------------------
                                     ------- -----------------------------------
                                     10      SHARED DISPOSITIVE POWER

                                             965,721 Class A Common Shares
                                             981,832 Preferred Shares
------------------------------------ ------- -----------------------------------
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          (1)  965,721 Class A Common Shares
          (2)  981,832 Preferred Shares
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                         [ ]
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          (1)  5.2%
          (2)  6.6%
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
--------- ----------------------------------------------------------------------

*    The reporting person expressly disclaims (i) the existence of any group and
     (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person. See Item 5.

-------------------------------                    -----------------------------
CUSIP No. G21912103                    13D                       Page 7


-------------------------------                    -----------------------------

--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

              HMLA 1-SBS Coinvestors, L.P.
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                     (a) [ ]
                                                                     (b) [X]
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
3         SEC USE ONLY
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS
              N/A
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                         [ ]
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Texas
--------- ----------------------------------------------------------------------
------------------------------------ ------- -----------------------------------
                                     7       SOLE VOTING POWER
                 NUMBER OF
                  SHARES                     0
               BENEFICIALLY
                 OWNED BY
                   EACH
                 REPORTING
                  PERSON             ------- -----------------------------------
                   WITH              ------- -----------------------------------
                                     8       SHARED VOTING POWER

                                             206,845 Class A Common Shares
                                             210,296 Preferred Shares
                                     ------- -----------------------------------
                                     ------- -----------------------------------
                                     9       SOLE DISPOSITIVE POWER

                                             0
                                     ------- -----------------------------------
                                     ------- -----------------------------------
                                     10      SHARED DISPOSITIVE POWER

                                             206,845 Class A Common Shares
                                             210,296 Preferred Shares
------------------------------------ ------- -----------------------------------
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          (1)  206,845 Class A Common Shares
          (2)  210,296 Preferred Shares
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                         [ ]
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          (1)  1.1%
          (2)  1.4%
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
--------- ----------------------------------------------------------------------

*    The reporting person expressly disclaims (i) the existence of any group and
     (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person. See Item 5.

-------------------------------                    -----------------------------
CUSIP No. G21912103                    13D                       Page 8


-------------------------------                    -----------------------------

--------- ----------------------------------------------------------------------
1 NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

              Hicks, Muse Latin America & Co., L.P.
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                     (a) [ ]
                                                                     (b) [X]

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
3         SEC USE ONLY
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS
              N/A
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                         [ ]
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Texas
--------- ----------------------------------------------------------------------
------------------------------------ ------- -----------------------------------
                                     7       SOLE VOTING POWER
                 NUMBER OF
                  SHARES                     0
               BENEFICIALLY
                 OWNED BY
                   EACH
                 REPORTING
                  PERSON             ------- -----------------------------------
                   WITH              ------- -----------------------------------
                                     8       SHARED VOTING POWER

                                             6,284,852 Class A Common Shares
                                             1 Class H Common Share
                                             6,389,704 Preferred Shares
                                     ------- -----------------------------------
                                     ------- -----------------------------------
                                     9       SOLE DISPOSITIVE POWER

                                             0
                                     ------- -----------------------------------
                                     ------- -----------------------------------
                                     10      SHARED DISPOSITIVE POWER

                                             6,284,852 Class A Common Shares
                                             1 Class H Common Share
                                             6,389,704 Preferred Shares
------------------------------------ ------- -----------------------------------
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          (1)  6,284,852 Class A Common Shares
          (2)  6,389,704 Preferred Shares
          (3) 1 Class H Common Share
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                         [ ]
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          (1)  33.9%
          (2)  42.6%
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
--------- ----------------------------------------------------------------------

*    The reporting person expressly disclaims (i) the existence of any group and
     (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person. See Item 5.

-------------------------------                    -----------------------------
CUSIP No. G21912103                    13D                       Page 9


-------------------------------                    -----------------------------

--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

              Hicks, Muse GP Partners L.A., L.P.
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                     (a) [ ]
                                                                     (b) [X]
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
3         SEC USE ONLY
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS
              N/A
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                         [ ]
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Texas
--------- ----------------------------------------------------------------------
------------------------------------ ------- -----------------------------------
                                     7       SOLE VOTING POWER
                 NUMBER OF
                  SHARES                     0
               BENEFICIALLY
                 OWNED BY
                   EACH
                 REPORTING
                  PERSON             ------- -----------------------------------
                   WITH              ------- -----------------------------------
                                     8       SHARED VOTING POWER

                                             6,491,697 Class A Common Shares
                                             1 Class H Common Share
                                             6,600,000 Preferred Shares
                                     ------- ---------------------------
                                     ------- -----------------------------------
                                     9       SOLE DISPOSITIVE POWER

                                             0
                                     ------- -----------------------------------
                                     ------- -----------------------------------
                                     10      SHARED DISPOSITIVE POWER

                                             6,491,697 Class A Common Shares
                                             1 Class H Common Share
                                             6,600,000 Preferred Shares
------------------------------------ ------- -----------------------------------
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          (1)  6,491,697 Class A Common Shares
          (2)  6,600,000 Preferred Shares
          (3) 1 Class H Common Share
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                         [ ]
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          (1)  35.0%
          (2)  44.0%
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
--------- ----------------------------------------------------------------------

*    The reporting person expressly disclaims (i) the existence of any group and
     (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person. See Item 5.

-------------------------------                    -----------------------------
CUSIP No. G21912103                    13D                       Page 10


-------------------------------                    -----------------------------

--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

              Hicks, Muse Latin America Fund I Incorporated
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                     (a) [ ]
                                                                     (b) [X]

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
3         SEC USE ONLY
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS
              N/A
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                         [ ]
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Texas
--------- ----------------------------------------------------------------------
------------------------------------ ------- -----------------------------------
                                     7       SOLE VOTING POWER
                 NUMBER OF
                  SHARES                     0
               BENEFICIALLY
                 OWNED BY
                   EACH
                 REPORTING
                  PERSON             ------- -----------------------------------
                   WITH              ------- -----------------------------------
                                     8       SHARED VOTING POWER

                                             6,491,697 Class A Common Shares
                                             1 Class H Common Share
                                             6,600,000 Preferred Shares
                                     ------- ---------------------------
                                     ------- -----------------------------------
                                     9       SOLE DISPOSITIVE POWER

                                             0
                                     ------- -----------------------------------
                                     ------- -----------------------------------
                                     10      SHARED DISPOSITIVE POWER

                                             6,491,697 Class A Common Shares
                                             1 Class H Common Share
                                             6,600,000 Preferred Shares
------------------------------------ ------- -----------------------------------
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          (1)  6,491,697 Class A Common Shares
          (2)  6,600,000 Preferred Shares
          (3) 1 Class H Common Share
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                         [ ]
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          (1)  35.0%
          (2)  44.0%
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          CO
--------- ----------------------------------------------------------------------

*    The reporting person expressly disclaims (i) the existence of any group and
     (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person. See Item 5.

1.   Security and Issuer

     The class of equity securities to which this Schedule 13D (this "Statement") relates is the Class A Common Shares par value $0.01 per share (the "Class A Common Shares"), the Class H Common Share par value $1.00 per share, and the Preferred Shares par value $1.00 per share (the "Preferred Shares") of Claxson Interactive Group Inc. (the "Company"). The address of the Company's principal executive offices is Avenida Ingeniero Huergo 1167, C1107A0L, Buenos Aires, Argentina.

2.   Identity and Background

     (a)  Name of Person(s) Filing this Statement (the "Filing Parties"):

          Mr. Thomas O. Hicks;

          Mr. Charles W. Tate;

          Mr. Eric C. Neuman;

          Hicks, Muse, Tate & Furst Latin America Fund, L.P., a Delaware limited partnership ("HMTF Latin America Fund");

          Hicks, Muse, Tate & Furst Latin America Private Fund, L.P., a Delaware limited partnership ("HMTF Latin America Private Fund");

          HMLA 1-SBS Coinvestors, L.P., a Texas limited partnership ("HMLA");

          Hicks, Muse, Latin America & Co., L.P., a Texas limited partnership ("Latin America & Co.");

          Hicks, Muse GP Partners L.A., L.P., a Texas limited partnership ("GP Partners L.A.");

          Hicks, Muse Latin America Fund I Incorporated, a Texas corporation ("Latin America Fund").

     (b)  - (c)

     Mr. Thomas O. Hicks

     Mr. Thomas O. Hicks is an executive officer of Hicks, Muse, Tate & Furst Incorporated, a private investment firm primarily engaged in leveraged acquisitions, recapitalizations and other investment activities. Mr. Hicks is also the sole member of Latin America Fund, which is the sole general partner of GP Partners L.A., which is the sole general partner of Latin America & Co. and HMLA. Latin America & Co. is the sole general partner of HMTF Latin America Fund and HMTF Latin America Private Fund. The business address of Mr. Hicks is 200 Crescent Court, Suite 1600, Dallas, Texas 75201-6950.

     Mr. Charles W. Tate

     Mr. Charles W. Tate is an executive officer of Hicks, Muse, Tate & Furst Incorporated, a private investment firm primarily engaged in leveraged acquisitions, recapitalizations and other investment activities. The business address of Mr. Tate is 200 Crescent Court, Suite 1600, Dallas, Texas 75201-6950.

     Mr. Eric C. Neuman

     Mr. Eric C. Neuman is an executive officer of Hicks, Muse, Tate & Furst Incorporated, a private investment firm primarily engaged in leveraged acquisitions, recapitalizations and other investment activities. The business address of Mr. Neuman is 200 Crescent Court, Suite 1600, Dallas, Texas 75201-6950.

     HMTF Latin America Fund

     HMTF Latin America Fund is a Delaware limited partnership, the principal business of which is to invest directly or indirectly in various companies. The business address of HMTF Latin America Fund, which also serves as its principal office, is 200 Crescent Court, Suite 1600, Dallas, Texas 75201-6950. Pursuant to Instruction C to Schedule 13 D of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), information with respect to Latin America & Co., the sole general partner of HMTF Latin America Fund, is set forth below.

     HMTF Latin America Private Fund

     HMTF Latin America Private Fund is a Delaware limited partnership, the principal business of which is to invest directly or indirectly in various companies. The business address of HMTF Latin America Private Fund, which also serves as its principal office, is 200 Crescent Court, Suite 1600, Dallas, Texas 75201-6950. Pursuant to Instruction C to Schedule 13 D of the Exchange Act, information with respect to Latin America & Co., the sole general partner of HMTF Latin America Private Fund, is set forth below.

     HMLA

     HMLA is a Texas limited partnership, the principal business of which is to invest directly or indirectly in various companies. The business address of HMLA, which also serves as its principal office, is 200 Crescent Court, Suite 1600, Dallas, Texas 75201-6950. Pursuant to Instruction C to Schedule 13 D of the Exchange Act, information with respect to GP Partners L.A., the sole general partner of HMLA, is set forth below.

     Latin America & Co.

     Latin America & Co. is a Texas limited partnership, the principal business of which is to invest directly or indirectly in various companies and limited partnerships, including HMTF Latin America Fund and HMTF Latin America Private Fund. The business address of Latin America & Co., which also serves as its principal office, is 200 Crescent Court, Suite 1600, Dallas, Texas 75201-6950. Pursuant to Instruction C to Schedule 13 D of the Exchange Act, information with respect to GP Partners L.A., the sole general partner of Latin America & Co., is set forth below.

     GP Partners L.A.

     GP Partners L.A. is a Texas limited partnership, the principal business of which is to serve as the sole general partner in various limited partnerships, including Latin America & Co. and HMLA. The business address of GP Partners L.A., which also serves as its principal office, is 200 Crescent Court, Suite 1600, Dallas, Texas 75201-6950. Pursuant to Instruction C to Schedule 13 D of the Exchange Act, information with respect to Latin America Fund, the sole general partner of GP Partners L.A., is set forth below.

     Latin America Fund

     Latin America Fund is a Texas corporation, the principal business of which is serving as the sole general partner in various limited partnerships, including GP Partners L.A. The business address of Latin America Fund, which also serves as its principal office, is 200 Crescent Court, Suite 1600, Dallas, Texas 75201-6950. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to Thomas O. Hicks, the sole member of Latin America Fund, is as previously set forth in this Item 2(b).

     The principal business address of each Messrs. Muse, Furst, Blanks, Brodsky and Lea is 200 Crescent Court Suite 1600, Dallas, Texas 75201. Each of Messrs. Muse, Furst, Blanks, Brodsky and Lea is presently an executive officer of Hicks, Muse, Tate & Furst Incorporated, a private investment firm primarily engaged in leveraged acquisitions, recapitalizations and other principal investing activities.

     (d) None of the Filing Parties or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Filing Parties or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f) All of the natural persons identified in this Item 2 are citizens of the United States of America.

3. Source and Amount of Funds or Other Consideration

     On September 21, 2001, Ibero-American Media Partners II, Ltd. ("IAMP") and El Sitio, Inc. ("El Sitio") completed that certain combination agreement dated as of October 30, 2000, as amended by Amendment No. 1 thereto, dated June 26, 2001 and Amendment No. 2, dated as of August 7, 2001 (the "Combination Agreement") by and among New Site Inc., Newhaven Overseas Corp., HMTF Latin America Fund, HMTF Latin America Private Fund, HMLA, IAMP and El Sitio, pursuant to which El Sitio, the businesses of IAMP and certain other media businesses owned by, or in which Newhaven Overseas Corp. has an interest, were combined to form a new publicly listed company, the Company.

4. Purpose of Transaction

     The Class A Common Shares, the Class H Common Share and the Preferred Shares received by the Filing Parties described in Item 3 to this Statement were acquired as a result of the Combination Agreement and are being held by such Filing Parties for investment purposes.

     In addition, Messrs. Tate and Neuman, who are affiliated with the Filing Parties, are directors of the Company and in such capacity may have influence over the corporate activities of the Company, including as may relate to transactions described in Item (a) through (j) of Item 4. Notwithstanding the foregoing, the Filing Parties intend to review continuously their position in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and stock market conditions, the Filing Parties may retain or from time to time increase their holdings or dispose of all or a portion of their holdings, subject to any applicable legal and contractual restrictions on their ability to do so.

     In addition, pursuant to and in accordance with the provisions of Rule 144 promulgated under the Securities Act of 1933, as amended, the Filing Parties have and will from time to time sell Class A Common Shares of the Company.

     In addition, the matters set forth in Item 6 below are incorporated in this
Item 4 by reference as if fully set forth herein.

     Except as set forth in this Item 4 (including the matters described in Item 6 below which are incorporated in this Item 4 by reference), the Filing Parties have no present plans or proposals that relate to or that would result in any actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.

5. Interest in Securities of Issuer

     (a)

          (1) Following the transactions described in Item 4, Mr. Hicks may be deemed to beneficially own in the aggregate 6,492,505 Class A Common Shares of the Company, representing approximately 35.0% of the outstanding Class A Common Shares, 1 Class H Common Share of the Company and 6,600,000 Preferred Shares of the Company, representing approximately 44.0% of the outstanding Preferred Shares. Of such shares, Mr. Hicks has sole voting and dispositive power with respect to 808 Class A Common Shares, and shared voting and dispositive power with respect to 6,491,697 Class A Common Shares and 6,600,000 Preferred Shares as a result of the relationships described in paragraph (b)(1) below.

          (2) Following the transactions described in Item 4, Mr. Tate may be deemed to beneficially own in the aggregate 6,492,206 Class A Common Shares of the Company, representing approximately 35.0% of the outstanding Class A Common Shares, 1 Class H Common Share of the Company and 6,600,000 Preferred Shares of the Company, representing approximately 44.0% of the outstanding Preferred Shares. Of such shares, Mr. Tate has sole voting and dispositive power with respect to 509 Class A Common Shares, and shared voting and dispositive power with respect to 6,491,697 Class A Common Shares and 6,600,000 Preferred Shares as a result of the relationships described in paragraph (b)(2) below.

          (3) Following the transactions described in Item 4, Mr. Neuman may be deemed to beneficially own in the aggregate 6,506,729 Class A Common Shares of the Company, representing approximately 35.1% of the outstanding Class A Common Shares, 1 Class H Common Share of the Company and 6,600,000 Preferred Shares of the Company, representing approximately 44.0% of the outstanding Preferred Shares. Of such shares, Mr. Neuman has sole voting and dispositive power with respect to 15,032 Class A Common Shares, and shared voting and dispositive power with respect to 6,491,697 Class A Common Shares and 6,600,000 Preferred Shares as a result of the relationships described in paragraph (b)(3) below.

          (4) Following the transactions described in Item 4, HMTF Latin America Fund may be deemed to beneficially own in the aggregate 5,319,131 Class A Common Shares of the Company, representing approximately 28.7% of the outstanding Class A Common Shares, 1 Class H Common Share of the Company and 5,407,872 Preferred Shares of the Company, representing approximately 36.0% of the outstanding Preferred Shares. Of such shares, HMTF Latin America Fund has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 5,319,131 Class A Common Shares and 5,407,872 Preferred Shares as a result of the relationships described in paragraph (b)(4) below.

          (5) Following the transactions described in Item 4, HMTF Latin America Private Fund may be deemed to beneficially own in the aggregate 965,721 Class A Common Shares of the Company, representing approximately 5.2% of the outstanding Class A Common Shares and 981,832 Preferred Shares of the Company, representing approximately 6.6% of the outstanding Preferred Shares. Of such shares, HMTF Latin America Private Fund has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 965,721 Class A Common Shares and 981,832 Preferred Shares as a result of the relationships described in paragraph
     (b)(5) below.

          (6) Following the transactions described in Item 4, HMLA may be deemed to beneficially own in the aggregate 206,845 Class A Common Shares of the Company, representing approximately 1.1% of the outstanding Class A Common Shares and 210,296 Preferred Shares of the Company, representing approximately 1.4% of the outstanding Preferred Shares. Of such shares, HMLA has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 206,845 Class A Common Shares and 210,296 Preferred Shares as a result of the relationships described in paragraph (b)(6) below.

          (7) Following the transactions described in Item 4, Latin America & Co. may be deemed to beneficially own in the aggregate 6,284,852 Class A Common Shares of the Company, representing approximately 33.9% of the outstanding Class A Common Shares, 1 Class H Common Share of the Company and 6,389,704 Preferred Shares of the Company, representing approximately 42.6% of the outstanding Preferred Shares. Of such shares, Latin America & Co. has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 6,284,852 Class A Common Shares and 6,389,704 Preferred Shares as a result of the relationships described in paragraph (b)(7) below.

          (8) Following the transactions described in Item 4, GP Partners L.A. may be deemed to beneficially own in the aggregate 6,491,697 Class A Common Shares of the Company, representing approximately 35.0% of the outstanding Class A Common Shares, 1 Class H Common Share of the Company and 6,600,000 Preferred Shares of the Company, representing approximately 44.0% of the outstanding Preferred Shares. Of such shares, GP Partners L.A. has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 6,491,697 Class A Common Shares and 6,600,000 Preferred Shares as a result of the relationships described in paragraph (b)(8) below.

          (9) Following the transactions described in Item 4, Latin America Fund may be deemed to beneficially own in the aggregate 6,491,697 Class A Common Shares of the Company, representing approximately 35.0% of the outstanding Class A Common Shares, 1 Class H Common Share of the Company and 6,600,000 Preferred Shares of the Company, representing approximately 44.0% of the outstanding Preferred Shares. Of such shares, Latin America Fund has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 6,491,697 Class A Common Shares and 6,600,000 Preferred Shares as a result of the relationships described in paragraph (b)(9) below.

     (b)

          (1) Mr. Hicks has sole voting and dispositive power of 808 Class A Common Shares. Of the 6,491,697 Class A Common Shares, the 1 Class H Common Share and the 6,600,000 Preferred Shares for which Mr. Hicks has shared voting and dispositive power, 5,319,131 Class A Common Shares, 1 Class H Common Share and 5,407,872 Preferred Shares are owned of record by HMTF Latin America Fund; 965,721 Class A Common Shares and 981,832 Preferred Shares are owned of record by HMTF Latin America Private Fund; and 206,845 Class A Common Shares and 210,296 Preferred Shares are owned of record by HMLA.

          Latin America & Co. is the general partner of HMTF Latin America Fund and HMTF Latin America Private Fund and, therefore, may be deemed to be the beneficial owner of the Class A Common Shares and Preferred Shares owned of record by HMTF Latin America Fund and HMTF Latin America Private Fund, respectively. GP Partners L.A. is the general partner of Latin America & Co. and HMLA and, therefore, may be deemed to be the beneficial owner of the Class A Common Shares and Preferred Shares beneficially owned by Latin America & Co. and the Class A Common Shares and Preferred Shares owned of record by HMLA. Latin America Fund is the general partner of GP Partners L.A. and, therefore, may be deemed to be the beneficial owner of the shares beneficially owned by GP Partners L.A. Mr. Hicks is the sole member of Latin America Fund and, therefore, may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Latin America Fund.

          (2) Mr. Tate has sole voting and dispositive power of 509 Class A Common Shares. Of the 6,491,697 Class A Common Shares, the 1 Class H Common Share and the 6,600,000 Preferred Shares for which Mr. Tate has shared voting and dispositive power, 5,319,131 Class A Common Shares, 1 Class H Common Share and 5,407,872 Preferred Shares are owned of record by HMTF Latin America Fund; 965,721 Class A Common Shares and 981,832 Preferred Shares are owned of record by HMTF Latin America Private Fund; and 206,845 Class A Common Shares and 210,296 Preferred Shares are owned of record by HMLA.

          Latin America & Co. is the general partner of HMTF Latin America Fund and HMTF Latin America Private Fund and, therefore, may be deemed to be the beneficial owner of the Class A Common Shares and Preferred Shares owned of record by HMTF Latin America Fund and HMTF Latin America Private Fund, respectively. GP Partners L.A. is the general partner of Latin America & Co. and HMLA and, therefore, may be deemed to be the beneficial owner of the Class A Common Shares and Preferred Shares beneficially owned by Latin America & Co. and the Class A Common Shares and Preferred Shares owned of record by HMLA. Latin America Fund is the general partner of GP Partners L.A. and, therefore, may be deemed to be the beneficial owner of the shares beneficially owned by GP Partners L.A.

          (3) Of the 15,032 Class A Common Shares for which Mr. Neuman has sole voting and dispositive power, 32 Class A Common Shares are held of record by Mr. Neuman, and 15,000 Class A Common Shares are held of record in a trust for the benefit of Mr. Neuman's children. Of the 6,491,697 Class A Common Shares, the 1 Class H Common Share and the 6,600,000 Preferred Shares for which Mr. Neuman has shared voting and dispositive power, 5,319,131 Class A Common Shares, 1 Class H Common Share and 5,407,872 Preferred Shares are owned of record by HMTF Latin America Fund; 965,721 Class A Common Shares and 981,832 Preferred Shares are owned of record by HMTF Latin America Private Fund; and 206,845 Class A Common Shares and 210,296 Preferred Shares are owned of record by HMLA.

          Latin America & Co. is the general partner of HMTF Latin America Fund and HMTF Latin America Private Fund and, therefore, may be deemed to be the beneficial owner of the Class A Common Shares and Preferred Shares owned of record by HMTF Latin America Fund and HMTF Latin America Private Fund, respectively. GP Partners L.A. is the general partner of Latin America & Co. and HMLA and, therefore, may be deemed to be the beneficial owner of the Class A Common Shares and Preferred Shares beneficially owned by Latin America & Co. and the Class A Common Shares and Preferred Shares owned of record by HMLA. Latin America Fund is the general partner of GP Partners L.A. and, therefore, may be deemed to be the beneficial owner of the shares beneficially owned by GP Partners L.A.

          (4) Of the 5,319,131 Class A Common Shares, the 1 Class H Common Share and 5,407,872 Preferred Shares for which HMTF Latin America Fund has shared voting and dispositive power, 5,319,131 Class A Common Shares, 1 Class H Common Share and 5,407,872 Preferred Shares of such shares are held of record by HMTF Latin America Fund.

          (5) Of the 965,721 Class A Common Shares and 981,832 Preferred Shares for which HMTF Latin America Private Fund has shared voting and dispositive power, 965,721 Class A Common Shares and 981,832 Preferred Shares of such shares are held of record by HMTF Latin America Private Fund.

          (6) Of the 206,845 Class A Common Shares and 210,296 Preferred Shares for which HMLA has shared voting and dispositive power, 206,845 Class A Common Shares and 210,296 Preferred Shares of such shares are held of record by HMLA.

          (7) Of the 6,284,852 Class A Common Shares, the 1 Class H Common Share and 6,389,704 Preferred Shares for which Latin America & Co. has shared voting and dispositive power, none of such shares are held of record by Latin America & Co., and 5,319,131 Class A Common Shares, 1 Class H Common Share and 5,407,872 Preferred Shares of such shares are held of record by HMTF Latin America Fund, and 965,721 Class A Common Shares and 981,832 Preferred Shares of such shares are held of record by HMTF Latin America Private Fund. Latin America & Co. is the general partner of HMTF Latin America Fund and HMTF Latin America Private Fund and, therefore, may be deemed to be the beneficial owner of the shares owned of record by HMTF Latin America Fund and HMTF Latin America Private Fund.

          (8) Of the 6,491,697 Class A Common Shares, the 1 Class H Common Share and 6,600,000 Preferred Shares for which GP Partners L.A. has shared voting and dispositive power, none of such shares are held of record by GP Partners L.A., and 206,845 Class A Common Shares and 210,296 Preferred Shares of such shares are held of record by HMLA. GP Partners L.A. is the general partner of HMLA and, therefore, may be deemed to be the beneficial owner of the shares owned of record by HMLA. In addition, 6,284,852 Class A Common Shares, 1 Class H Common Share and 6,389,704 Preferred Shares of such shares may be beneficially owned by Latin America & Co. GP Partners L.A. is the general partner of Latin America & Co. and, therefore, may be deemed to be the beneficial owner of the shares beneficially owned by Latin America & Co.

          (9) Of the 6,491,697 Class A Common Shares, the 1 Class H Common Share and 6,600,000 Preferred Shares for which Latin America Fund has shared voting and dispositive power, none of such shares are held of record by Latin America Fund. Latin America Fund is the general partner of GP Partners L.A. and, therefore, may be deemed to be the beneficial owner of the shares beneficially owned by GP Partners L.A.

     Each of the Filing Parties expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any Class A Common Shares and Preferred Shares covered by this Statement not owned by him or it of record.

     (c)  See Item 4.

     (d) The right to receive dividends on, and proceeds from the sale of, the Class A Common Shares, the Class H Common Share and the Preferred Shares held of record by the applicable Filing Parties and beneficially owned by their respective sole general partners described in paragraphs (a) and (b) above is governed by the limited partnership and limited liability agreements, as applicable, of each of such entities, and such dividends or proceeds may be distributed with respect to numerous general and limited partnership or membership interests.

     (e)  Not applicable.

6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The information set forth or incorporated by reference in Items 2, 3, 4, 5 and 7 is hereby incorporated herein by reference. Pursuant to the Combination Agreement, HMTF Latin America Fund received 1 Class H Common Share, par value $1.00 per share, of the Company. Through its ownership of the Class H Common Share, HMTF Latin America Fund is entitled to designate 3 members of the Company's 12-member board of directors.

     HMTF Latin America Fund, HMTF Latin America Private Fund, HMLA, Carlyle and Carlton, Carlos Enrique Cisneros, and certain founding shareholders of El Sitio (together, the "Significant Shareholders") have agreed to enter into a customary lock-up agreement pursuant to which the parties have agreed not to sell their shares for a six-month period following completion of the transactions contemplated by the Combination Agreement. The form of the lock-up letter is filed as Exhibit A hereto, and the foregoing description of the lock-up letters is qualified in its entirety by reference to such exhibit. The Company has also provided for certain customary registration rights for the Significant Shareholders, as provided in the Registration Rights Agreement filed as Exhibit B hereto.

     The Significant Shareholders and the Company have entered into an agreement (the "Claxson Agreement") pursuant to which, among other things, Carlyle/Carlton and Hicks are provided with a right of first offer, and in certain circumstances, a right to cause other parties to the Claxson Agreement to participate in a sale of their interest in the Company. Also pursuant to the Claxson Agreement, Carlyle/Carlton and Hicks have agreed not to dispose of more than 25% of the Class A Common Shares received by them in the Combination until December 31, 2007. The Claxson Agreement will terminate on December 31, 2007, unless earlier terminated pursuant to its terms. The Claxson Agreement is filed as Exhibit C hereto, and the foregoing summary description thereof is qualified in its entirety by reference to such exhibit.

     The foregoing descriptions of the transaction agreements are qualified in their entirety by reference to the agreements attached as exhibits hereto.

     The rights to distributions, division of profits and other arrangements relating to the Company's securities owned of record by the applicable Filing Parties and their respective general and limited partners or members are governed exclusively by their respective limited partnership agreements and limited liability company regulations.

7.   Material to be Filed as Exhibits

     A. Form of lock-up letter, between Claxson Interactive Group Inc. and certain shareholders of Claxson Interactive Group Inc.

     B. Registration Rights Agreement, dated as of September 21, 2001, by and among Claxson Interactive Group Inc., 1947 PTVI LLC,1945 PTVI LLC, Hicks, Muse, Tate & Furst Latin America Fund, L.P., Hicks, Muse, Tate & Furst Latin America Private Fund, L.P., HMLA 1-SBS Coinvestors, L.P., and certain shareholders of Claxson Interactive Group Inc.

     C. Claxson Agreement, dated as of September 21, 2001, by and among by and among 1947 PTVI LLC and 1945 PTVI LLC, Hicks, Muse, Tate & Furst Latin America Fund, L.P., Hicks, Muse, Tate & Furst Latin America Private Fund, L.P., HMLA 1-SBS Coinvestors, L.P., certain shareholders of Claxson Interactive Group Inc., Carlos Enrique Cisneros and Claxson Interactive Group Inc.



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October 5, 2001                     By:            *
----------------                       ------------------------------
     Date                                   Thomas O. Hicks


                                    *By: /s/ David W. Knickel
                                        ------------------------------
                                            David W. Knickel
                                            Attorney-in-Fact


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October 5, 2001                     By:             *
------------------                       ------------------------------
     Date                                   Charles W. Tate


                                    *By: /s/ David W. Knickel
                                        ------------------------------
                                            David W. Knickel
                                            Attorney-in-Fact


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


 October 5, 2001                     By: /s/ Eric C. Neuman
------------------                       ------------------------------
       Date                                   Eric C. Neuman



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October 5, 2001                 HICKS, MUSE, TATE & FURST LATIN AMERICA
------------------              FUND, L.P.
     Date

                                By: HICKS, MUSE LATIN AMERICA & CO., L.P., its general partner

                                       By:   HICKS, MUSE GP PARTNERS L.A., L.P.,
                                             its general partner


                                             By: HICKS, MUSE LATIN AMERICA
                                                 FUND I INCORPORATED,
                                                 its general partner


                                             By: /s/ David W. Knickel
                                                -------------------------
                                                 David W. Knickel
                                                 Vice President,
                                                 Treasurer and Secretary


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 5, 2001                  HICKS, MUSE LATIN AMERICA & CO., L.P.
------------------
     Date
                                 By: HICKS, MUSE GP PARTNERS L.A., L.P.,
                                     its general partner

                                          By: HICKS, MUSE LATIN AMERICA FUND
                                              I INCORPORATED,
                                              its general partner


                                                   By: /s/ David W. Knickel
                                                      -----------------------
                                                       David W. Knickel
                                                       Vice President,
                                                       Treasurer and Secretary


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October 5, 2001                 HICKS, MUSE GP PARTNERS L.A., L.P.
------------------
     Date
                                By: HICKS, MUSE LATIN AMERICA FUND I
                                    INCORPORATED,
                                    its general partner

                                         By: /s/ David W. Knickel
                                            ---------------------------
                                             David W. Knickel
                                             Vice President,
                                             Treasurer and Secretary


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October 5, 2001                    HICKS, MUSE LATIN AMERICA FUND I INCORPORATED
------------------
     Date


                                   By: /s/ David W. Knickel
                                       ------------------------------
                                       David W. Knickel
                                       Vice President, Treasurer and Secretary


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October 5, 2001                   HICKS, MUSE, TATE & FURST LATIN AMERICA
------------------                PRIVATE FUND, L.P.
     Date

                                  By: HICKS, MUSE LATIN AMERICA & CO., L.P.,
                                      its general partner

                                         By: HICKS, MUSE GP PARTNERS L.A., L.P.,
                                             its general partner


                                               By: HICKS, MUSE LATIN AMERICA
                                                   FUND I INCORPORATED,
                                                   its general partner


                                               By: /s/ David W. Knickel
                                                   --------------------------
                                                   David W. Knickel
                                                   Vice President,
                                                   Treasurer and Secretary


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October 5, 2001                     HMLA 1-SBS COINVESTORS, L.P.
------------------
     Date
                                    By: HICKS, MUSE GP PARTNERS, L.A., L.P.,
                                        its general partner

                                             By: HICKS, MUSE LATIN AMERICA
                                                 FUND I INCORPORATED,
                                                 its general partner


                                             By: /s/ David W. Knickel
                                                ----------------------------
                                                 David W. Knickel
                                                 Vice President,
                                                 Treasurer and Secretary


                                  EXHIBIT INDEX


A. Form of lock-up letter, between Claxson Interactive Group Inc. and certain shareholders of Claxson Interactive Group Inc.

B. Registration Rights Agreement, dated as of September 21, 2001, by and among Claxson Interactive Group Inc., 1947 PTVI LLC,1945 PTVI LLC, Hicks, Muse, Tate & Furst Latin America Fund, L.P., Hicks, Muse, Tate & Furst Latin America Private Fund, L.P., HMLA 1-SBS Coinvestors, L.P., and certain shareholders of Claxson Interactive Group Inc.

C. Claxson Agreement, dated as of September 21, 2001, by and among by and among 1947 PTVI LLC and 1945 PTVI LLC, Hicks, Muse, Tate & Furst Latin America Fund, L.P., Hicks, Muse, Tate & Furst Latin America Private Fund, L.P., HMLA 1-SBS Coinvestors, L.P., certain shareholders of Claxson Interactive Group Inc., Carlos Enrique Cisneros and Claxson Interactive Group Inc.